UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-32375
CUSIP NUMBER   03076A 10

[X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q

                For Period Ended: December 31, 2005

[  ] Transition  Report on Form 10-K   [  ]  Transition  Report on Form 20-F   [  ] Transition  Report on Form 11-K
[  ] Transition Report on Form 10-Q    [  ] Transition Report on Form N-SAR

                For Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                Entire Form 10-KSB

Part I - Registrant Information

Full Name of Registrant     Amerimine Resources, Inc.

Former Name if Applicable          N/A

Address of Principal Executive Office:

          27499 Riverview Center Boulevard Suite 5-A,  Bonita Springs, Florida  34134

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)    The subject annual report, semi-annual report, transition report on Form 10-K,  Form 2-F,  11-F,  or From N-SAR,  or portion  thereof will be filed on or before the  fifteenth  calendar day following  the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the  prescribed due date; and

           (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion  thereof could not be filed within the prescribed  time period.

         The Company is undergoing a change in management.

Part IV - Other Information

(1)      Name and telephone number of person to contact in regard to this notification.

     Daniel Enright                                Chief Executive Officer                        (239) 513-9265
           (Name)                                                  (Title)                                (Telephone Number)

(2) Have all other periodic  reports required under section 13 or 15(d) of the Securities  Exchange Act of 1934 or section 30 of the Investment  Company Act of 1940 during the 12 months or for such shorter  period that the registrant was required to file such  report(s) been filed?  If the answer is no,  identify report(s).

[X] Yes  [  ]  No

(3) Is it  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

[   ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

               Amerimine Resources, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 30, 2006                                         By: ___/s/ Daniel Enright_________
                                                                               Name: Daniel Enright
                                                                               Title: President